Commission File Number

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

July 25, 2005

eircom Group plc
Valentia Telecommunications
eircom Funding
eircom Limited
(Translation of registrant’s name into English)

114 St. Stephen’s Green West,
Dublin 2
Ireland
Tel: (+353) 1 602 7900
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 25, 2005, eircom Group plc, issued a Press Release, a copy of which is attached as Exhibit 99.1 hereto.

Disclosure Regarding Forward-Looking Statements

This report may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release of eircom Group plc, dated July 25, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Group plc (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: July 25, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: July 25, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: July 25, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: July 25, 2005	Title:	Chief Executive Officer